CM

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

8-52942

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 19[illegible]
and Rule 17a-5 Thereunder



02003742

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

3/5/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sanford C. Bernstein & Co., LLC

SEC File Number 8-52942



RECD S.E.C.
MAR 0 4 2002
535

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Krueger — (914) 993-2970
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

	757 Third Avenue	New York	NY	10017
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions



PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/02 SS

OATH OR AFFIRMATION

I, Gerald Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



MARISSA COLON
Notary Public, State of New York
No. 41-4953982
Qualified in Queens County
Commission Expires July 31, 2005

Name GERALD LIEBERMAN
Title CFO



Notary Public

This report ** contains (check all applicable boxes):

x	(a)	**Facing Page**
x	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
	(k)	**Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
	(l)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
	(m)	**An Oath or Affirmation**
	(n)	**A Copy of the SIPC Supplemental Report**
	(o)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
	(p)	**Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7**
	(q)	**Supplementary Report of Independent Auditors on Internal Control**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG


RECEIVED
SEC MAIL PROCESSING
OPCVA 313 SECTION

SANFORD C. BERNSTEIN & CO., LLC

(A Wholly Owned Subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Member
Sanford C. Bernstein & Co., LLC:

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (a wholly owned subsidiary of Alliance Capital Management L.P.) (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2002



SANFORD C. BERNSTEIN & CO., LLC
(A Wholly Owned Subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 102,711,906
Cash and securities segregated under Federal and other regulations	1,415,157,522
United States Treasury Bills, at market value (including securities pledged as collateral of $6,653,518) (cost of $17,159,944)	17,200,194
Receivables:	
Brokers and dealers	1,305,232,860
Customers	164,843,913
Officers	572,981
Exchange memberships, at cost (market value of $8,865,000)	8,325,000
Other assets	20,007,740
Total assets	$ 3,034,052,116

Liabilities and Member's Equity

Payables:	
Brokers and dealers	$ 925,758,230
Customers	1,814,465,278
Officers	8,269,947
Due to Parent	42,955,443
Accrued compensation	7,808,008
Accrued expenses and other liabilities	32,895,678
Total liabilities	2,832,152,584
Commitments and contingencies	
Member's equity	201,899,532
Total liabilities and member's equity	$ 3,034,052,116

See accompanying notes to statement of financial condition.

SANFORD C. BERNSTEIN & CO., LLC
(A Wholly Owned Subsidiary of
Alliance Capital Management L.P.)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Description of Business

Sanford C. Bernstein & Co., LLC (the "Company") is a wholly owned subsidiary of Alliance Capital Management L.P. (the "Parent"), which is ultimately owned by AXA, a French company, that is a holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business and assets of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"), and assumed the liabilities of Bernstein (the "Bernstein Acquisition"). These financial statements do not reflect the Bernstein Acquisition. The Company provides self-clearing brokerage related services in United States markets and investment management and custodial services to both individual and institutional customers. The Company derives a significant portion of its revenues and incurs allocated expenses from affiliates in performing these services. See Note 8 for a discussion of related party transactions.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Income Taxes

The Company is subject to its share of the Parent's New York City Unincorporated Business Tax (UBT). Federal income taxes have not been provided on the net income of the Company as liability for such taxes passes through to its sole member who in turn passes it through to the partners of the Parent.

(c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid debt instruments, such as short-term deposits, money market accounts, commercial paper and certificates of deposit purchased with original maturities of three months or less.

(d) Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Principal securities transactions and related expenses are recorded on a trade date basis.

(e) ***Collateralized Securities Transactions***

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed and loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(f) ***Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, United States Treasury Bills and receivables are carried at fair value or contract amounts which approximate fair value due to their short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

(3) Cash and Securities Segregated Under Federal and other Regulations

At December 31, 2001, securities segregated under Federal and other regulations includes United States Treasury Bills of $1,414,762,601 (cost of $1,409,013,372) segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). In addition $394,921 of cash is segregated in a special reserve bank account for the exclusive benefit of customers.

(4) United States Treasury Bills

At December 31, 2001, United States Treasury Bills with a fair market value of $6,653,518 and cost of $6,621,212 were on deposit with clearing organizations.

(5) Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers at December 31, 2001 consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,252,490,680	893,442,300
Receivable/payable on unsettled trades	41,661,762	17,129,814
Securities failed-to-deliver/receive	11,080,418	15,186,116
	$ 1,305,232,860	925,758,230

(Continued)

In the normal course of business, the Company obtains securities under security borrowing arrangements and custody agreements under terms that permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $1,252,490,680 on such terms, of which approximately $893,442,300 have either been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

(6) Commitments and Contingencies

The Company has been named as a defendant in certain legal actions. It is the opinion of management, after consultation with counsel, that these actions will not result in any material adverse effect on the financial condition of the Company.

(7) Profit Sharing Plan

The Parent maintains a 401(k) defined contribution profit sharing plan covering all eligible regular employees of the Company. Participants are permitted, within limitations imposed by tax law, to make pre-tax and after-tax contributions to the plan. The amount of the annual contribution to the plan is determined by a committee of the Board of Directors of the Parent's General Partner. Contributions are limited to the maximum amount deductible for federal income tax purposes.

(8) Related Party Transactions

Receivables from and payables to officers represent cash and fully collateralized margin accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts, and as such is liable to the Parent for this service. The Company collects investment management fees from its customers and remits the full amount of these fees to the Parent. Included in the balance of due from customer and due to parent at December 31, 2001 is $8,471,808 of investment management fees receivable from customers and due to the Parent.

Amounts in due to Parent include expenses allocated to the Company by the Parent, sub-management fees owed to the Parent and certain expenses of the Company in the normal course of business paid by the Parent. Expenses allocated to the Company include certain overhead charges for facilities, equipment and departmental allocations and certain personnel related charges.

The Parent provided a $45,000,000 loan to the Company upon its inception which was repaid in November 2001.

The Company maintains an investment in a money market fund managed by the Parent. This investment amounted to $72,000,000 at December 31, 2001 and is recorded in cash and cash equivalents. Interest income generated from the investment was $3,004,080 for the year ended December 31, 2001.

(9) Net Capital Requirement

As a broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of two percent of aggregate debit items arising from customer transactions, as defined, or $1,000,000. At December 31, 2001, the Company had net capital of $173,783,614, which exceeded minimum net capital requirements by $164,106,913.

Advances, dividend payments and other equity withdrawals by the Company are restricted by the regulations of the SEC, NYSE and other securities agencies. At December 31, 2001, $24,191,753 was not available for payment of cash dividends and advances.

(10) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations by requiring the Company to purchase or sell securities at prevailing market prices.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis by the Parent whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In connection with the Company's security borrowing and lending arrangements, which constitute the majority of the receivable from and payable to brokers and dealers, the company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5

The Board of Directors and Member of
Sanford C. Bernstein & Co., LLC:

In planning and performing our audit of the financial statements of Sanford C. Bernstein & Co., LLC (a wholly owned subsidiary of Alliance Capital Management L.P.) (the "Company") as of December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), and Regulation 1.16 of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (i) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) of the SEC and Section 4d(2) of the Commodity Exchange Act ("CEA"); (ii) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (iv) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; (v) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company: (i) in making daily computations of the segregation requirements of Section 4d(2) of the CEA and the regulations thereunder, and the segregation of funds based upon such computations; and (ii) in making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customers' commodities accounts, including foreign futures and foreign options customers, or handle commodities transactions for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and CEA and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the New York Stock Exchange, Inc., the SEC, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or CFTC Regulation 1.16 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2002